Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of the shareholders of Guangshen Railway Company Limited (the “Company”) will be held at the Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Tuesday, 6 December 2022 at 9:30 a.m. to consider and, if thought fit, pass the following ordinary resolution of the Company:

ORDINARY RESOLUTION

1.	THAT:

(a)

the comprehensive services framework agreement dated 28 September 2022 entered into between the Company and China State Railway Group Co., Ltd.* (中國國家鐵路集團有限公司) (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2025, be and are hereby approved; and

(b)

any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do all such acts and things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement and/or give effect to the transactions under the Comprehensive Services Framework Agreement and all matters incidental or ancillary thereto.

Notes:

(1)

Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Friday, 4 November 2022 to Tuesday, 6 December 2022 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Thursday, 3 November 2022. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Thursday, 3 November 2022, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Wednesday, 16 November 2022.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

(7)

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the EGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the EGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the EGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the EGM in person that they should carefully consider the risks of attending the EGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the EGM by appointing the Chairman of the EGM as their proxy and to return their proxy forms by the time specified, instead of attending the EGM in person.

*	The English names are for identification purposes only

Registered office of the Company:

No.1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board
Guangshen Railway Company Limited Tang Xiangdong
Company Secretary

Shenzhen, the PRC

20 October 2022

As at the date of this notice, the executive directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Zhou Shangde; the non-executive directors are Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe; and the independent non-executive directors are Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong.